Exhibit 4.1

Summary Translation of Merger Agreement Dated October 11, 2015

On October 11, 2015 Foresight Autonomous Holdings Ltd. (under its previous name, Asia Development A.D.B.M. Ltd.), a publicly traded Israeli company (the “Company”), entered into a merger agreement (the “Agreement”) with Foresight Automotive Ltd. (under its previous name, Four Eyes Autonomous Ltd.) (the “Subsidiary”), a private Israeli company and with Magna BSP Ltd. (“Magna”), the sole shareholder of the Subsidiary. The Subsidiary operates in the field of research and development of a radar based on the assets of Magna, relating to the field of vehicle safety.

The main terms of the Agreement, as amended on November 16, 2015 and December 28, 2015, are as follows:

The Transaction: On the closing date, and subject to certain closing conditions, the following actions shall be performed:

a.      The Company shall purchase from Magna 100% of the issued and outstanding share capital of the Subsidiary, on a fully diluted basis (except for certain warrants), in consideration of the issuance to Magna of 35,884,116 ordinary shares of the Company (before a reverse split, if such split is performed) (the "Issued Shares"), which shall constitute, after their issuance, 61.86% of the issued and outstanding share capital of the Company, on a fully diluted basis (and 60% of the issued and outstanding share capital of the Company, following the issuance of 1,794,205 options to Mr. Eli Yoresh, the Company’s Chief Financial Officer, which will be issued following the adoption of the Company’s option plan, and subject to the necessary corporate approvals).

b.      The Subsidiary shall issue to Victor Tshuva & Co., for brokering and promoting services it provided to the Subsidiary, options to purchase 2,392,275 ordinary shares of the company.

c.      The Issued Shares shall be issued to Magna free and clear of any lien, mortgage, or other interest or encumbrance, except for the following:

(i)      Blocking provisions – Restrictions on shares resale during the trade in the Stock Exchange in accordance with the provisions of Section 15C of the Israeli Securities Law, 1968.

(ii)     Contractual blocking – Magna shall be restricted from selling its shares in the Company for a period of 24 months commencing on the closing date. Notwithstanding the above, Magna shall be entitled to sell up to 5% of its holdings in the Company, subject to the provisions of the law and the provisions of a tax ruling that shall be received by the Israeli Tax Authority.

Representations and Warranties: Each of the parties to the Agreement provided representations and warranties that are customary to these types of transactions.

In addition, the Company undertook to have on the closing date, following a repayment to the Company of a shareholders debt, a net cash balance of at least NIS 5,000,000. The Company also undertook to repay the loan given to the Company by the Company's controlling shareholder in the sum of NIS 3,166,276 by the closing date and subject to the fulfillment of the merger pursuant to the Agreement.

Covenants during the Interim Period: During the period between signing and the closing date, the parties undertook to perform or not to perform certain actions, as customary in these types of transactions, such as an obligation to cooperate with each other in connection with the Agreement, operating in the ordinary course of business, etc.

Closing Conditions: The transactions contemplated under the Agreement are subject to the fulfillment of closing conditions which shall be consummated not later than January 7, 2016, including, among others:

a.      Approval by the Company’s general meeting of shareholders of the nomination of the directors on behalf of Magna, as well as the nomination of a new Chief Executive Officer to the Company (the present Chief Executive Officer of the Company shall resign).

b.     Approval by Magna's corporate organs of the Agreement and the performance of all the transactions in connection thereunder, including the transfer of assets owned by Magna to the Subsidiary.

c.     Approval by the Company's corporate organs of a consulting agreement with Kfir Silberman, the present Company's controlling shareholder.

d.      Approval by the Company's corporate organs of the services agreement between the Subsidiary and Magna for a period of one year and a monthly payment in the sum of no more than NIS 200,000 plus VAT, with an option to extend the period of such agreement.

e.      The approval by the applicable Anti-Trust authorities.

f.      Approval of agreements between the Company (and the Subsidiary) with Mr. Eli Yoresh, the Company’s Chief Financial Officer and Mr. Kfir Silberman, the present Company's controlling shareholder.